EXHIBIT 10.1

May 24, 2018

Jacqueline L. Studer

Re: Retirement Agreement
Dear Jackie:
This letter confirms the terms for your retirement from service as Corporate Vice President, General Counsel and Corporate Secretary at IDEXX Laboratories, Inc. Your retirement from IDEXX Laboratories, Inc. and/or its subsidiaries or affiliates (hereinafter collectively referred to as “IDEXX”) shall be on the following terms and conditions. By signing below you agree to the terms and conditions set forth in this Retirement Agreement (hereinafter referred to as the “Agreement”).

1.
Retirement Payment. Your retirement will be effective on March 1, 2019 (the “Retirement Date”). You agree to continue to use your best efforts in the performance of your services on behalf of IDEXX through the Retirement Date. The foregoing notwithstanding, to the extent requested by the Company from time to time during the period between the date of this Agreement and the Retirement Date (the “Transition Period”), you acknowledge and agree that you shall resign from such positions you hold as an officer or director of IDEXX and you agree that you will cooperate with IDEXX to execute in a timely manner any documentation that may be required to effect your resignation from such IDEXX positions. From the date you are no longer serving as the Corporate Vice President, General Counsel and Corporate Secretary at IDEXX Laboratories, Inc. and through the end of the Transition Period, (a) your title shall be CVP-Special Projects, and (b) you shall perform only such services and transition assistance as requested and directed by IDEXX’s Chief Executive Officer (the “CEO”). Your usual base salary will continue through the Transition Period and cease on the Retirement Date.

Subject to your execution of this Agreement and conditioned on the Release (as defined herein) becoming effective and irrevocable as set forth in Paragraph 1.d., and subject to the other terms and conditions hereof, following the Retirement Date, IDEXX will pay you:

a.
52 weeks of your base salary (at your base salary rate in effect immediately prior to May 24, 2018) as retirement pay. This amount, equaling $400,000.00, shall be paid to you in a lump sum (subject to applicable tax withholding obligations) on the first payroll date coincident with or next following the Retirement Date, subject to the terms of Paragraph 1.d hereof.

b.
An amount equal to $21,289.32 (estimated to equal approximately 52 weeks of COBRA premium costs) which shall be paid in a lump sum (less applicable withholdings) on the first payroll date coincident with or next following the Retirement Date, subject to the terms of Paragraph 1.d hereof.

c.
An amount equal to $240,000.00 which shall be paid to you in a lump sum (less applicable withholdings) on the first payroll date coincident with or next following the Retirement Date, subject to the terms of Paragraph 1.d hereof.

d.
You acknowledge and agree that the retirement pay as set forth in this Paragraph 1 (collectively, the “Retirement Payments”) shall be in lieu of any retirement or severance payments or other consideration, if any, you may be entitled to under any other agreement or arrangement with IDEXX or under any IDEXX company policy or plan, including, but not limited to the IDEXX Laboratories, Inc. Severance Benefit Plan, as initially adopted effective January 1, 1998, including any amendments thereto (the “Severance Plan”), and that it is above and beyond anything you might otherwise be entitled to receive. You further acknowledge and agree that the Retirement Payments and the additional vesting of your equity as described in Paragraph 2 below (collectively the “Agreement Consideration”) shall be in consideration of

(a) your release of any claims under the Age Discrimination in Employment of 1967, as amended, and the release of all other claims and the covenant not to sue as set forth in the Release (as defined herein) and (b) your execution and delivery, and your agreement to be bound by the terms, of the ancillary agreements attached hereto as Exhibits A and B (such agreements to be referred to herein as the “Ancillary Agreements”). Further, as set forth above, IDEXX’s obligation to provide the payments and benefits contemplated by Paragraphs 1.a. – 1.c and Paragraph 2 are conditioned on (i) your executing and delivering to IDEXX the Ancillary Agreements simultaneously with this Agreement, which shall be effective immediately upon your execution and delivery thereof, and (ii) (x) your executing and delivering to IDEXX a general release of claims substantially in the form attached hereto as Exhibit C (the “Release”) by June 14, 2018 and (y) your executing and delivering to IDEXX a second Release on the Retirement Date, and such Releases becoming effective and irrevocable under their respective terms.

e.
Subject to the terms for each as described above, the payments set forth in Paragraphs 1.a., 1.b., and 1.c. shall be paid to you in a single lump sum payment totaling $661,289.32 (less applicable withholdings) through the direct deposit system, if you have direct deposit established. If you do not have direct deposit, payments will be mailed to you at the address IDEXX has for you on file.

2.
Stock Options and Restricted Stock Units. You acknowledge and agree that in further consideration of your execution and delivery of the irrevocable Releases as set forth in Paragraph 1.d. and execution and delivery, and your agreement to be bound by the terms, of the Ancillary Agreements, the Retirement Date is set as a date that will allow you to vest in the next scheduled vesting tranche with respect to (a) your outstanding restricted stock unit grant that was granted on September 1, 2014 and (b) each of the outstanding annual equity awards granted in 2015, 2016, 2017 and 2018, respectively. All vesting service for any IDEXX stock option grants and awards of restricted stock units will thereafter cease on the Retirement Date. Stock options that are vested and exercisable as of the Retirement Date may be exercised only to the extent and only for the time period specified in each respective award. Any options and restricted stock unit awards that are not vested as of the Retirement Date shall be forfeited. Similarly, restricted stock units that have vested and settled by the Retirement Date will be subject the terms of your award, as applicable.

3.
IDEXX Retirement and Incentive Savings Plan (401(k) Plan). Effective on the Retirement Date you will become an inactive participant in the IDEXX Retirement and Incentive Savings Plan, and will become eligible for a distribution. At that time, you may, for example, roll over your account to an IRA or to another qualified employer 401(k) plan.

4.
Health, Dental, and Vision Plans for Employees of IDEXX. To the extent applicable, your enrollment in the IDEXX medical, dental, and vision plans will continue through the last day of the calendar month in which the Retirement Date occurs. After that date, to the extent you are eligible, you may continue your medical and dental coverage for eighteen months under the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) by paying the total cost of the premium plus an additional 2% administrative charge as provided by COBRA (details will be provided to you separately). As noted in Paragraph 1.b. hereof, IDEXX will pay you in a lump sum payment an amount equal to approximately 52 weeks of COBRA premium costs, subject to your otherwise complying with the terms of this Agreement, including Paragraph 1.d. hereof. Notwithstanding the foregoing, if IDEXX’s making this lump sum payment to you under this Agreement would violate the nondiscrimination rules applicable to health plans or self-insured plans under Section 105(h) of the Internal Revenue Code of 1986, as amended (the “Code”), or result in the imposition of penalties under the Patient Protection and Affordable Care Act of 2010 and the related regulations and guidance promulgated thereunder (the “PPACA”), the parties agree to reform this Agreement in a manner as is necessary to comply with the PPACA and the Code. Further, nothing herein provided shall be construed to extend the period of time over which COBRA continuation coverage otherwise may be provided to you and/or your dependents.

5.
Basic Life Insurance, Basic Accidental Death & Dismemberment Coverage, and Disability Coverage. Your basic life coverage terminates effective as of the Retirement Date. This coverage may be converted to an individual policy (details will be provided to you separately). Your basic accidental death and dismemberment coverage terminates effective as of the Retirement Date. This coverage may not be converted to an individual policy.
Your long- and short-term disability coverage terminates effective as of the Retirement Date. Your eligibility for disability benefits relating to occurrences on or prior to the Retirement Date will not be affected.

6.
Paid Time Off (PTO) Pay. Your PTO will continue to accrue in the normal course until the Retirement Date. You will receive payment for any accrued but unused PTO time remaining as of your Retirement Date as per IDEXX policy.

7.
Expense Reports and Company Credit Cards. You must submit any outstanding expense reports no later than the Retirement Date. Your IDEXX credit cards will be canceled on the Retirement Date. IDEXX may pay any credit card balances not covered by valid expense reports received after the Retirement Date and deduct the amount of such payments from amounts that are provided in Paragraph 1 of this Agreement. Without limiting the foregoing, you agree that IDEXX may withhold from any amount payable to you under this Agreement any amounts owed by you to IDEXX.

8.
IDEXX Property. All IDEXX property must be returned no later than the Retirement Date. IDEXX will hold you responsible for any such property not returned and you hereby acknowledge and agree that IDEXX may withhold the value of such property from any Retirement Payment or other payment owed to you by IDEXX. You agree that with respect to IDEXX documents and records, you shall not keep or retain any copies, either in hard copy or electronically stored.

You agree to return by the Retirement Date to IDEXX all equipment, books, desktops, laptops, notebooks, documents, reports, files, memoranda, records, computer hardware or software and program design samples, mockups, correspondence, work papers, financial data, business plans, business records, mailing lists, customer or contact lists, calendars, card files, rolodexes, cardkey passes, door, file and computer keys, computer access codes or disks, company charge cards, instructional or employee manuals, PDAs or other devices, and any other IDEXX property which you received, compiled or made during your employment with IDEXX. You shall not maintain any copy or other reproduction whatsoever of any of the items described in this Paragraph 8 after the Retirement Date.

9.
Non-Disparagement. You hereby agree that you have not made and that you shall not make any disparaging statements, whether orally, in writing, or in any other medium regarding IDEXX or its principals, directors, officers, shareholders, employees and agents. You also agree that you shall not intentionally make any false or disparaging communications about IDEXX or its business, principals, directors, officers, shareholders, employees and agents, including but not limited to communicating any information (whether true or not) that may have the effect of undermining the respect and confidence in IDEXX or such individuals by IDEXX’s customers and/or employees.

10.
Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maine. You agree and consent to submit to personal jurisdiction in the State of Maine in any state or federal court of competent subject matter jurisdiction situated in Cumberland County, Maine. You further agree that the sole and exclusive venue for any suit arising out of, or seeking to enforce, the terms of this Agreement, the Ancillary Agreements and the Releases shall be in a state or federal court of competent subject matter jurisdiction situated in Cumberland County, Maine. In addition, you waive any right to challenge in another court any judgment entered by such Cumberland County court or to assert that any action instituted by IDEXX in any such court is in the improper venue or should be transferred to a more convenient forum. In addition, you and IDEXX also waive any right you or it may otherwise have to a trial by jury in any action to enforce the terms of this Agreement, the Ancillary Agreements or the Releases.

11.
Confidentiality; Ancillary Agreements. You agree not to disclose the terms and conditions of this Agreement (or the discussions leading up to or relating to this Agreement) to anyone, except to your spouse, your attorney or your tax advisor; a further disclosure by any of them shall be deemed a breach of this provision by you. By signing this Agreement you are also representing that to date you have not made a disclosure which, if made after the execution of this Agreement, would constitute a violation of the terms hereof.
By signing this Agreement, you are also representing that you will not use for yourself or for another company or disclose to others any information of a confidential nature pertaining to IDEXX and its business that came to your attention because of your position or responsibilities with IDEXX. This includes, but is not limited to, customer contacts and information, financial information, personnel information and any information concerning IDEXX’s business strategies, which information is not known by the general public by proper means.
In addition, you acknowledge and confirm that simultaneously herewith you are executing and delivering to IDEXX the Ancillary Agreements attached hereto, and will be subject to all of each agreement’s respective terms and you hereby agree to comply with the restrictions thereunder. You further acknowledge and agree that the Agreement Consideration IDEXX has agreed to pay you under this Agreement is significantly in excess of any amounts to which you would otherwise be entitled, and that such amounts are being provided to you in consideration for your agreement to execute and be bound by the Ancillary Agreements and Releases. You further acknowledge and agree that you will not challenge the enforceability of any of the Ancillary Agreements or Releases and hereby agree to comply with the restrictions and obligations under such agreements. You are further notified that if you file a lawsuit for retaliation by IDEXX for reporting a suspected violation of law, you may disclose IDEXX’s trade secrets to your attorney and use the trade secret information in the court proceeding if you (a) file your document containing the trade secret under seal; and (b) do not disclose the trade secret, except pursuant to court order.
In the event of any breach of any provision in this Agreement or the Ancillary Agreements, in addition to any other remedy, you agree that IDEXX may commence an action for equitable relief as it deems appropriate without the necessity of posting bond and without proving special damages or irreparable injury.

12.
Continuing Cooperation. You acknowledge and agree you are being requested to stay with IDEXX until the Retirement Date. By doing so, you will be eligible for the Retirement Payments, provided that you continue to perform your job duties as may be assigned in accordance with Paragraph 1 hereof, as well as assist with the transition of your duties, if requested by the CEO. Following the end of your employment, you agree to make yourself reasonably available (without the expectation of additional compensation) to answer any questions via telephone/email about the transition of your responsibilities, and to cooperate with respect to helping. IDEXX deal with any legal matters arising out of events in which you were involved or familiar with due to your former employment with IDEXX.

13.
Neutral Reference. In response to any employment and reference inquiries by a third party regarding your employment with IDEXX, IDEXX will only provide a neutral reference; that is, IDEXX’s response to such third party will only reflect (i) the period of your employment (ii) your last position held; and (iii) that it is IDEXX policy not to discuss or disclose information regarding current or former employees’ performance to third parties and that no inference should be made from this policy.

14.
Complete Agreement. This Agreement, including the Ancillary Agreements and the Releases, constitutes the complete understanding between you and IDEXX with respect to your retirement from employment with IDEXX and this Agreement, including the Ancillary Agreements and the Releases, supersedes all prior representations, agreements, and understandings, both written and oral, between you and IDEXX with respect to the subject matters hereof. You acknowledge that you have not relied upon any representations, promises, or agreements of any kind except those set forth herein in signing this Agreement.

15.
No Changes To Benefit Plans. Nothing in this Agreement shall be construed to modify the terms of any IDEXX employee benefits plan. The terms of such plans shall continue to govern. IDEXX retains the right to amend or terminate its employee benefit plans at any time.

16.	Effective Date. Except as otherwise provided herein with respect to the Releases, this Agreement shall take effect on the date of your execution of this Agreement.

17.	Miscellaneous.

a.
No delay or omission by IDEXX in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by IDEXX on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

b.	The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

c.
In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

d.	Nothing in this Agreement precludes you from providing truthful testimony when lawfully subpoenaed or otherwise required to do so by law.

e.
By signing this Agreement, you hereby represent that to the best of your knowledge you did not commit any act, or fail to commit any act, or do anything else while employed by IDEXX that was a breach of your duty of loyalty (including but not limited to taking any property that belongs to IDEXX or its customers) or that might result in liability to IDEXX.

f.	This Agreement may not be altered, amended or modified except in writing signed by both IDEXX and you.

g.
If any provision of this Agreement shall be found by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part, then such provision shall be construed and/or modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified or restricted, or as if such provision had not been originally incorporated herein, as the case may be. The parties further agree to seek a lawful substitute for any provision found to be unlawful; provided, that, if the parties are unable to agree upon a lawful substitute, the parties desire and request that a court or other authority called upon to decide the enforceability of this Agreement modify this Agreement so that, once modified, this Agreement will be enforceable to the maximum extent permitted by the law in existence at the time of the requested enforcement.

18.
Reimbursement: Cessation of Payment. If you or your heirs or assigns breach any of the terms of this Agreement or breach any other obligation owed to the Released Parties (as defined in the Release), including, without limitation, the Ancillary Agreements, IDEXX shall have, in addition to any other remedies, the right to cease any and all future payments under this Agreement provided in consideration thereof and the right to recover any and all payments previously made under this Agreement in consideration thereof, or any amount of actual damages proven by IDEXX, if greater (except for the portion of the consideration received by you in consideration for your release of age discrimination claims, which the parties hereby agree shall be equal to $1,000). Further, you shall indemnify and hold harmless the Released Parties from and against all liability, costs and expenses, including attorneys’ fees, arising out of said breach. You and IDEXX acknowledge that the remedy set forth hereunder is not to be considered a form of liquidated damages and the tender back shall not be the exclusive remedy hereunder. In the event of a breach of the terms of this Agreement or breach of any other obligation owed to the Released Parties as set forth in the Release, IDEXX shall contact you via email or written correspondence and provide you with five (5) business days’ notice to allow for your response to such breach prior to the cessation of any and all future payments under this Agreement.

19.
Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Signatures delivered in .pdf format shall be deemed effective for all purposes.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Please sign and return a complete copy of this Agreement to Giovani Twigge, Chief Human Resources Officer. By executing this Agreement in the space provided below (and the Ancillary Agreements attached hereto), you agree to be bound by the terms of this Agreement (and the terms of the Ancillary Agreements attached hereto), and IDEXX agrees to pay you the Agreement Consideration, subject to you executing and not revoking the Releases in accordance with Paragraph 1.d. and the terms of the Releases.
For IDEXX

/s/ Jonathan W. Ayers        June 13, 2018
By: Jonathan W. Ayers    Date
Title: Chief Executive Officer

/s/ Jacqueline L. Studer        June 6, 2018
Jacqueline L. Studer     Date